ICAP Securities USA LLC and Subsidiary

(SEC I.D. No. 8-37947)

**Consolidated Statement of Financial Condition
as of December 31, 2022,
and Report of Independent Registered Public Accounting Firm**

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1530-0064

ANNUAL AUDITED REPORT **FORM G-405** **PART III**	**Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2**	SEC FILE NUMBER 8- 37947

REPORT FOR THE PERIOD BEGINNING ___1/1/2022___ AND ENDING ___12/31/2022___
  MMDDYYYY   MMDDYYYY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
200 Vesey Street, 6th floor

(No. and Street)

New York	NY	10285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero   (201) 984-6355

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

30 Rockeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, __Christian Pezeu_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ICAP Securities USA LLC_____ , as of ___December 31____ in the year __2022____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115800
My Commission Expires 11/1/2024

_____
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me on this day of February 24, 2023

_____
Notary Public

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

> Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Fiscal Service, Government Securities Regulations Staff, 3201 Pennsy Drive, Building E, Landover, MD 20785-1603; and to the Office of Management and Budget, (1530-0064) Washington, DC 20503.

ICAP Securities USA LLC and Subsidiary
Index
December 31, 2022



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Securities USA LLC and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of ICAP Securities USA LLC and Subsidiary (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2017.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2022

(dollars in thousands)

Assets

Cash	$	132,441
Cash segregated under federal regulations		8,100
Deposits with clearing organizations		44,961
Securities purchased under agreements to resell		24,912
Securities borrowed		1,868,673
Receivable from brokers dealers and clearing organizations		127,758
Receivable from customers		41,167
Commissions receivable, net of expected credit loss of $994		44,040
Receivable from affiliates		858
Subordinated loan receivable from associate		4,000
Exchange and trading memberships		1,339
Goodwill		2,312
Prepaid expenses and other assets		7,466
Total assets		2,308,027

Liabilities and Member's Equity

Liabilities

Securities loaned		1,866,749
Payable to brokers, dealers and clearing organizations		74,728
Securities sold under agreement to repurchase		25,705
Payable to customers		90,157
Payable to affiliates		8,545
Accrued personnel costs		22,663
Accrued expenses and accounts payable		6,737
Total liabilities		2,095,284
Member's equity		212,743
Total liabilities and member's equity	$	2,308,027

The accompanying notes are an integral part of this consolidated statement of financial condition.

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

(dollars in thousands)

1. Organization

On October 1, 2022, ICAP Securities USA LLC's (the "Company") wholly-owned subsidiary ICAP Corporates LLC changed its name to TP ICAP Global Markets Americas LLC ("TPIGMA").

The Company and its direct wholly-owned subsidiary, TPIGMA, (referred to herein as the "Subsidiary", and the Company and Subsidiary together are referred to herein as the "Group") are Delaware limited liability companies.

The Company is a wholly-owned subsidiary of ICAP Global Broking Inc. ("IGBI"), with IGBI being a wholly-owned subsidiary of TP ICAP Americas Holdings Inc. ("TPIAHI"). TPIAHI is a wholly-owned indirect subsidiary of TP ICAP Group plc, and therefore the Group is an indirect wholly-owned subsidiary of TP ICAP Group plc, as such TP ICAP Group plc is the ultimate parent of the Group.

TP ICAP Group plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP Group plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986 and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New York and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

TPIGMA is a broker-dealer registered with the SEC and is a member of FINRA. TPIGMA is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

TPIGMA operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. TPIGMA self -clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage capacities

The Group may act in the capacity of "matched principal", and TPIGMA may also act in the capacity of "exchange give-up" or "name passing".

When acting in the capacity of "matched principal", the Group acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "exchange give-up" capacity, TPIGMA facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then

(dollars in thousands)

given-up to the client or the client's clearing member through the clearing services at the exchange clearing house.

When acting in the "name passing" capacity, TPIGMA connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, TPIGMA leaves the buyer and seller to clear and settle through the appropriate market mechanism.

TPIGMA routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver versus payment and receive versus payment ("DVP/RVP") basis.

The Group self-clears certain fixed income transactions on a DVP/RVP basis.

Fees/commissions

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" and "name passing" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched principal transactions

The Group may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Group, while managing and liquidating such positions, may generate a profit or a loss.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the consolidated statement of financial condition as trades pending settlement, net.

Risk and Uncertainty

The COVID-19 pandemic and the Russia invasion of Ukraine have impacted global economies and global financial markets. Additionally, COVID-19 and the Russia invasion of Ukraine have resulted in a number of risks and uncertainties, including market volatility, global economic and political factors. As of the date of this report, there are no indicators of significant impairment to the Group's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

(dollars in thousands)

The full extent of how these conditions will continue to impact the Group are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect these matters to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Group has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Group is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

2.   **Summary of Significant Accounting Policies**

Basis of presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Group and its subsidiary. In the opinion of management, the consolidated statement of financial condition include all adjustments necessary to present fairly the financial position at December 31, 2022.

Use of estimates

Preparation of the consolidated statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Significant estimates include accounting for goodwill, and expected credit losses for receivables. Actual results could differ from those estimates.

Revenue recognition

The Group acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Group also may earn revenue from data sales.

Matched principal transactions

The Group acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Group records a receivable between trade date and payment on settlement date.

(dollars in thousands)

Agency commissions

The Group acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Group's performance obligation is met and it leaves both parties to clear and settle through the appropriate market mechanism. In agency transactions, the Group charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Group accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Exchange incentive fee rebates

The Group receives incentive fee rebates from a U.S. based securities exchanges in return for trades executed through the exchanges. The exchange incentive fee rebates are recognized on an accrual basis.

Data sales

The Group may earn data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Group's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Group's revenue recognition may differ from the timing of payment by customers. The Group records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Group's service obligation, deferred revenue is recorded until the Group's performance obligations are satisfied. The Group did not have any deferred revenue as of December 31, 2022.

Cash

Cash at December 31, 2022 includes $132,441 of cash held in demand deposit accounts by two major financial institutions. At December 31, 2022, the Group had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

Cash segregated under federal regulations

Cash in the amount of $7,300 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 7). The Company and TPIGMA compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2022, cash in the amount of $300 and $500 has been segregated in proprietary accounts of broker-dealers ("PAB") reserve accounts by TPIGMA and the Company respectively. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

(dollars in thousands)

<u>Exchange and trading memberships</u>

The Company and TPIGMA own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company and TPIGMA carry these restricted shares at cost of approximately $1,098 and $57 respectively.

TPIGMA also owns a CBOT trading membership seat. TPIGMA carries this membership seat at cost of $184.

The Company and TPIGMA are required to hold these shares and trading membership in order to maintain their trading membership privileges. The Company and TPIGMA performed an annual impairment review and determined that there was no impairment of the shares or the trading membership seat.

<u>Securities transactions</u>

Security transactions are recorded in the consolidated statement of financial condition on a trade date basis; the related trading income or loss is recorded on trade date basis and reported in Other net revenues in the consolidated statement of income. Customers' securities transactions are recorded on a trade date basis and commission income is recorded on a trade date basis.

Securities owned are recorded at fair value. Unrealized gains and losses are reflected in the consolidated statement of income within other revenues. At December 31, 2022, the Group did not hold any securities.

<u>Collateralized financing agreements</u>

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require TPIGMA to deposit cash with the lender. With respect to securities loaned, TPIGMA receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. TPIGMA monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the consolidated statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the consolidated statement of financial condition.

Securities lending fees are accrued in accordance with contractual rates and are included in Securities borrowed revenues and Securities borrowed expenses, respectively, in the consolidated statement of income.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale

(dollars in thousands)

agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

Interest income is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Government obligations and bank overnight investments.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Group tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Group is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Group uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Group concluded that there was no impairment to goodwill as of December 31, 2022.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life if the employment contracts.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of amounts due on cash transactions arising from brokers, dealers and clearing organizations fails-to-receive and fails-to-deliver.

Receivable from and payable to customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

Commissions receivable

Commissions receivable represents balances owed to the Group for facilitating brokerage transactions on behalf of counterparties.

(dollars in thousands)

<u>Expected credit loss for commissions receivable</u>

The Group recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2022, there was an expected credit loss of $994.

3. Income Taxes

The Company and TPIGMA are single member limited liability companies and are treated as disregarded entities for income tax purposes pursuant to the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2019-12. Accordingly, the Group does not file any tax returns, but its taxable income is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI, and therefore no provision, liability or receivable for federal or state income taxes has been included in the Group's consolidated statement of financial condition.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		**Payable**	
Fail-to-deliver	$ 96,876	Fail-to-receive	$ 46,859	
Receivable from clearing brokers and clearing organizations	22,548	Payable to clearing brokers and clearing organizations	21,214	
Other	8,334 (a)	Other	6,655	(a)
	$ 127,758		$ 74,728	

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

5. Commitments and Contingencies

On October 15, 2021, the Company entered into $4,000 revolving subordinated loan agreement ("sub debt loan") with its associate First Brokers Securities LLC ("FB"). Under the sub debt loan the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the sub debt loan is 5.5 percent. As of December 31, 2022, FB had drawn down $4,000 on the loan. The loan agreement matures on October 15, 2024. Additionally, the Company has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I "other deductions and/or charges").

The Group has access to a 350,000 GBP revolving credit facility through TP ICAP Group plc. This revolving credit facility includes a $230,000 USD committed daily Swing line facility which can be

(dollars in thousands)

drawn directly by the Group and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by TP ICAP Group plc and sent to the Group to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on May 31, 2025. Additionally, the Group has direct access to a $50,000 overdraft facility with a major financial institution.

As of December 31, 2022, the Group had not drawn down on the revolving credit facility, nor the overdraft facility.

As a member of the Government Securities Division ("GSD") and the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2022, the Company's commitment to the CCLF was $102,623 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Group. In some of these actions, substantial amounts are claimed. The Group is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Group's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Group contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Group cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its consolidated statement of financial condition.

6.   **Offsetting Financial Assets and Financial Liabilities**

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

(dollars in thousands)

borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Group discloses both gross and net information about financial instruments and transactions eligible for offset in the consolidated statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the consolidated statement of financial condition.

The following tables present as of December 31, 2022, the gross and net of:

- securities borrowed
- securities purchased under agreements to resell
- securities loaned
- securities sold under agreement to repurchase

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities borrowed	$ 1,868,673	$ -	$ 1,868,673	$ (1,831,410)	$ 37,263
Securities purchased under agreements to resell	24,912	-	24,912	(25,003)	(91)
Total	$ 1,893,585	$ -	$ 1,893,585	$ (1,856,413)	$ 37,172

(dollars in thousands)

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net amount
Securities loaned	$ 1,866,749	$ -	$ 1,866,749	$ (1,831,409)	$ 35,340
Securities sold under agreement to repurchase	25,705	0	25,705	(25,797)	(92)
Total	$ 1,892,454	$ -	$ 1,892,454	$ (1,857,206)	$ 35,248

The table below presents the gross carrying value of Securities loaned by class as of December 31, 2022.

Securities Loaned	Gross carrying value
Equity securities	$ 1,646,729
Corporate debt	220,020
	$ 1,866,749

The securities loaned can involve contractual maturities ranging from overnight to over ninety days.

7.   Regulatory Capital Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of $137,422 at December 31, 2022, which was $134,435 in excess of the minimum liquid capital requirement of $2,987. The Group's ratio of liquid capital to total haircuts was approximately 55 to 1.

TPIGMA is subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 2b).

The Company is exempt from the provisions of Sec Rule 15c3-3 as the Company's activities are limited to those set forth in the conditions for exemption in clause (i) of subparagraph (k)(2).

TPIGMA is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, additionally TPIGMA is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act. Accordingly, TPIGMA must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from

ICAP Securities USA LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

(dollars in thousands)

subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. The net capital and minimum net capital required of TPIGMA at December 31, 2022 are set forth below:

Group members	Net Capital		Minimum Net Capital Requirement		Excess Net Capital	
TPIGMA	$	82,081	$	1,200	$	80,881
Total	$	82,081	$	1,200	$	80,881

The following summarizes the assets and liabilities of the subsidiary consolidated in the accompanying Consolidated Statement of Financial Condition, but not consolidated in the Group's corresponding unaudited Form G-405 part II filed as of December 31, 2022:

	TPIGMA	
Assets	$	2,071,672
Liabilities		1,926,531
Total	$	145,141

8. **Employee Benefits**

The Group participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Group matches a portion of all eligible employee contributions not to exceed a certain limit.

9. **Phantom Award Plan**

On June 1, 2020, the TP ICAP Board of Directors approved, and management adopted the Broker Equity Phantom Award Plan ("the Plan"). Under the Plan, phantom shares ("Deferral Awards")

(dollars in thousands)

may be awarded, each of which represents a contractual right to receive an amount in cash equal to the fair market value of a share of TP ICAP plc common stock on the settlement date.

The Plan covers incentive contract payments ("ICP's") related to broker renewal contracts or new contracts for brokers hired after June 1, 2020. Additionally, the Plan covers regular broker bonus or commission payments ("bonuses") for contract renewals or new brokers hired on or after September 1, 2020.

Deferral Awards under the Plan vest over three years in equal tranches. If termination occurs due to disability, long term health issues, redundancy, mutual agreement or contract expiry, all Deferral Awards will be retained and will vest on the date specified in the award certificate. Termination due to cause or misconduct will result in vested and unvested awards to be forfeited. The Plan does however provide the Board of Directors with discretionary authority to modify and/or accelerate the vesting of Deferral Awards.

Deferral Awards are granted on a quarterly basis and payment dates occur shortly after vesting period ends. The fair value of the Deferral Awards is determined based on the five-day volume weighted average price ("VWAP") of the TP ICAP plc share price up to and including the grant date of the Deferral Award.

A summary of the changes in the number of outstanding Deferral Awards during the year ended December 31, 2022, for the Plan is provided below.

	Deferral Award shares	Weighted-Average Grant Date fair value
Number of Deferral Awards outstanding at December 31, 2021	37,764	$ 2.690
Deferral Awards granted in 2022	870,963	1.920
Deferral Awards - vested	(17,530)	2.690
Deferral Awards - forfeited	0	0.000
Number of Deferral Awards outstanding at December 31, 2022	891,197	$1.920

As of December 31, 2022, the Group has recorded a liability of $620 for its obligations related to the plan, which is included in accrued personnel costs in the consolidated statement of financial condition. Additionally, as of December 31, 2022, there were no cash payments made related to the plan.

10.   Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various

(dollars in thousands)

valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Group did not have any assets or liabilities classified as Level 3 at December 31, 2022.

Financial Instruments Measured at Fair Value

At December 31, 2022, the Group's cash of $132,441 is held in demand deposit accounts and therefore considered a Level1 asset.

The Group's securities owned, typically shares of common stock and high grade bonds, are measured based on quoted market prices and therefore are considered Level 1 assets. At December 31, 2022, there were no securities owned by the Group.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds are measured based on quoted market prices and therefore considered Level 1 assets. At December 31, 2022, there were no securities sold, but not yet purchased by the Group.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2022 the Group did not have any transfers between levels or Level 3 activity.

Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized in the consolidated statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

		December 31, 2022					
Assets:	Level 1		Level 2	Level 3		Total	
Deposits with clearing organizations	$	-	$ 44,961	$	-	$	44,961
Securities borrowed		-	1,868,673		-		1,868,673
Receivable from broker dealers and clearing organizations		-	127,758		-		127,758
Commissions receivable		-	44,040		-		44,040
Receivable from customers		-	41,167		-		41,167
Exchange and trading memberships		-	1,339				1,339
Total	$	-	$ 2,127,938	$	-	$	2,127,938
Liabilities:							
Securities loaned	$	-	$ 1,866,749	$	-	$	1,866,749
Payable to broker dealers and clearing organizations		-	74,728		-		74,728
Payable to customers		-	90,157		-		90,157
Total	$	-	$ 2,031,634	$	-	$	2,031,634

11.   Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

TPIGMA has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $1,831,409 and received cash or other collateral with a fair value of $1,866,749 which is recorded in the Group's consolidated statement of financial condition at December 31, 2022. If a borrowing broker or dealer does not return a security, the Subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, TPIGMA has borrowed from other brokers and dealers and financial institutions, securities having a market value of $1,831,410 and has given cash or other collateral with a fair value of $1,868,673, which is recorded in the Group's consolidated statement of financial condition at December 31, 2022. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

(dollars in thousands)

At December 31, 2022, the contractual amount of purchase/payable and sale/receivable transactions for the Group were $30,298,775 and $30,299,298 respectively, for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end. The net amount of these purchase and sale transactions is included in payable to or receivable from brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2022, the Group has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

The Group's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Group has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Group does not anticipate non-performance by the counterparties.

12.   Transactions with Affiliates

The Group has service agreements with indirect wholly-owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide the Group with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Group provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Group and instances where payroll and execution fees are incurred by the Group on behalf of its affiliates . Additionally, the agreements include

(dollars in thousands)

payment for the collection of commissions by affiliates on behalf of the Group and commissions collected by the Group on behalf of its affiliates.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2022.

	Receivable from affiliates	Payable to affiliates
Tullett Prebon (Europe) Ltd		3
Tullett Prebon Securities Ltd	82	
ICAP Management Services Limited	610	
TP ICAP (Europe) SA	38	
ICAP WCLK Limited		11
ICAP Energy Limited (118)	52	
ICAP Securities Limited		487
ICAP Europe Limited (115)		21
ICAP Futures (Australia) Pty Limited		1
TPIE (Madrid) Branch		1
Tullett Prebon Financial Services LLC	51	
Tullett Prebon Americas Corp.	7	
ICAP Global Derivatives Limited US Branch		2
Louis Capital Markets UK LLP		19
Wrightson ICAP LLC		-
ICAP Energy LLC		41
ICAP Information Services Inc	9	-
PVM Futures Inc.	8	
Tullett Prebon (Americas) Holdings Inc		5,039
TP SEF Inc.		13
ICAP Australia Pty Limited (441)	1	
Tullett Prebon Group Ltd		2,454
	858	8,092

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Group has a revenue share arrangement with its affiliate ICAP Energy (Singapore) Pte Ltd ("IESPL") in which it shares a portion of revenues and expenses incurred on behalf of IESPL for transactions introduced by IESPL to the Group for broking. At December 31, 2022, under this arrangement the Group owed $153 of commission payable.

The Group also has a revenue share arrangement with its affiliate Tullett Prebon Do Brasil S/A Corretora ("TP Brasil") in which it shares a portion of revenues and expenses incurred on behalf of

(dollars in thousands)

TP Brasil for transactions introduced by TP Brasil to the Group for broking. At December 31, 2022, under this arrangement the Group owed $300 of commission payable.

In addition, TPIGMA provides clearing services for foreign affiliates and its U.S. affiliate Tullett Prebon Financial Services LLC. Additionally, the Company clears U.S. Government securities transactions for TPIGMA.

The Company has guaranteed TPIGMA's payment and performance to certain stock loan counterparties.

During 2018, the Company assigned its lease obligation for its facilities to TPIAHI. Under the terms of the assignment the Company has guaranteed payment and any related performance required under the lease obligation in the event TPIAHI fails to perform its lease obligation duties. At December 31, 2022 the future minimum lease commitments under the lease is as follows:

Year Ending December 31,	
2023	$ 718
2024	718
2025	598
Thereafter	-
	$ 2,034

The Company obtained an uncollateralized letter of credit in the amount of $1,160, in order to satisfy the requirements of the lease agreement for its disaster recovery facility which was assigned to TPIAHI.

13.   Integration plan costs

The Group incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullett Prebon Group and the ICAP global broking businesses ("IGBB").

Integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Group records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Group establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Group accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Group makes

(dollars in thousands)

estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Group. The Group will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Group's most current estimates.

At December 31, 2022, the Group has recorded a liability of $176, for its obligations related to the integration cost plan.

14. Subsequent Events

The Group is in the early stages of working on a plan and has submitted applications to regulators that would result in a downstream merger of the Company into TPIGMA, and the merger of its affiliate broker dealer Tullett Prebon Financial Services LLC ("TPFS") into TPIGMA. TPIGMA will be the surviving broker dealer and will continue to conduct its current business as well as the existing businesses of the Company and TPFS. Upon completion of the merger the Company and TPFS will cease operations and withdraw their SEC, FINRA, NFA and CFTC registrations. The merger plan is subject to regulatory approval.

The Group has performed an evaluation of subsequent events through February 24, 2023. There have been no other subsequent events that occurred during this period that would require recognition in the consolidated statement of financial condition or disclosure as of December 31, 2022, or for the year then ended.